[redacted]

08027676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investacorp, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15450 New Barn Road
(No. and Street)

Miami Lakes (City) Florida (State) 33014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Farrell (305) 557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investacorp, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF ~~FLORIDA~~ New York
COUNTY OF ~~MIAMI-DADE~~ Nassau
Subscribed and affirmed before me this
25th ~~22nd~~ day of February 2008 by Patrick Farrell
who is per~~sonally known~~ to me. provided ID

Notary Public

Signature

Chief Financial Officer

Title

CYNTHIA SANATASS
Notary Public, State Of New York
No. 01SA6091008
Qualified In Nassau County
Commission Expires April 21, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

INVESTACORP, INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Investacorp, Inc.

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2007. This financial statement is being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note B to the financial statement, on October 19, 2007, Ladenburg Thalmann Financial Services Inc. acquired all of the Company's outstanding shares and adjusted the carrying values of the Company's assets and liabilities to reflect the purchase price of the shares, which new basis of accounting resulted in a new reporting entity for accounting purposes.

Eisner LLP

New York, New York
February 27, 2008

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2007
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	**$ 3,397**
Due from clearing brokers	**1,318**
Commissions receivable	**3,021**
Deposits with clearing brokers/dealers	**227**
Notes receivable	**212**
Other assets	**128**
Deferred tax asset	**510**
Intangible assets, net	**16,298**
Goodwill	**21,861**
	$ 46,972
LIABILITIES	
Commissions payable	**$ 4,131**
Accounts payable and accrued expenses	**868**
	4,999
STOCKHOLDER'S EQUITY	
Common stock - voting, $1 par value; authorized, issued, and outstanding 100 shares	**1**
Common stock - nonvoting, $1 par value; authorized, issued, and outstanding 900 shares	**0**
Capital in excess of par value	**41,836**
Accumulated earnings	**136**
	41,973
	$ 46,972

See notes to statement of financial condition

(in thousands, except for share data)

NOTE A - BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The entity is a member of the Financial Industry Regulatory Authority (FINRA) successor to the National Association of Securities Dealers, Inc. In connection with its activities as a broker-dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing brokers on a fully disclosed basis.

NOTE B - BASIS OF PRESENTATION

As described in Note C, on October 19, 2007 Ladenburg Thalmann Financial Services, Inc. ("LTS" or "Parent") acquired all of the Company's outstanding shares. In connection therewith, the carrying value of the Company's assets and liabilities were adjusted to reflect the purchase price paid by LTS for the Company's shares which new basis of accounting (referred to as "push-down accounting") resulted in a new reporting entity for accounting purposes as of such date. In addition, the Company changed its accounting year end from June 30 to December 31 to coincide with LTS's year end.

NOTE C - CHANGE OF OWNERSHIP

On October 19, 2007, LTS acquired all of the outstanding shares of the Company and its affiliates for approximately $30,000 in cash and a promissory note of $15,000 bearing interest at 4.11% and payable in 36 monthly installments. The note, which was valued at $13,550 based on an imputed interest rate of 11%, is collateralized by a pledge of the Company's common stock held by LTS.

Of the total consideration paid by LTS for the acquired companies, $41,303, including acquisition costs, was allocated to the acquisition of the Company's stock and under push-down accounting was allocated to the assets and liabilities of the Company based on their estimated fair values with the amount exceeding the fair values being recorded as goodwill. The Company obtained third party valuations in determining fair value for the intangibles. The note referred to above, as well as other debt related to the acquisition incurred by LTS, has not been assumed or guaranteed by the Company nor have the assets of the Company been pledged as collateral for such debt. Accordingly, the note and other related debt are not reflected in the Company's statement of financial condition.

(in thousands, except for share data)

NOTE C - CHANGE OF OWNERSHIP (CONTINUED)

The purchase price for the stock of the Company was allocated to the Company's assets and liabilities as follows:

Cash	$ 5,213
Receivables	2,955
Identified intangibles (a)	16,569
Goodwill (b)	21,861
Deferred tax asset	597
Other assets	363
Total assets acquired	47,558
Commissions payable	3,694
Accounts payable and accrued expenses	961
Liability for pending claims	1,600
Total liabilities	6,255
Purchase price	$ 41,303

(a) Intangible assets have a weighted average useful life of 18 years and are expected to be deductible for tax purposes over 15 years. See Note F for description and useful lives of intangibles.

(b) Goodwill is expected to be deductible for tax purposes over a 15-year period.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. All securities transactions are recorded on a trade-date basis.

In accordance with SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), the cost of employee, officer and director services received in exchange for an award of equity instruments, including stock options granted by the Parent, is measured based on the grant-date fair value of the award.

(in thousands, except for share data)

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets which were recorded in connection with the application of push-down accounting are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may be not recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to an amount consistent with forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving future discounted cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performances, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill, which was also recorded in connection with the application of push-down accounting, is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the reporting unit exceeds its fair value then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount of goodwill. An impairment loss will be recognized in an amount equal to excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

The carrying amounts of cash and cash equivalents, receivables, payables and accrued expenses approximate fair values at December 31, 2007 due to the short-term nature of these instruments.

Effective July 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"). This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As required by FIN 48, the Company applied the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date, which resulted in no unrecognized tax benefits as of such date or December 31, 2007. Accordingly, the adoption of FIN 48 had no effect on the Company's 2007 statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 will become effective for the Company beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect adjustment to the opening balance of retained earnings. Such retrospective application is required for positions in a financial instrument that trades in a certain market held by a broker-dealer that was measured at a fair value using a blockage factor which is no longer permitted upon application of this statement. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

(in thousands, except for share data)

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which provides a company with an option to report selected financial assets and liabilities at fair value. The objectives of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Adoption of SFAS No. 159 is not expected to have a material impact on the Company's statement of financial condition.

NOTE E - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives. These notes bear interest at 7% and may be collectible in accordance with the terms of certain related manager agreements. Expiration dates of the agreements are between 2009 and 2016. Under the terms of the related manager agreements, interest and principal payments on these notes can be forgiven by the Company if certain exclusivity criteria and production requirements are met. For the pre- and post-acquisition periods, no interest payments were forgiven. No principal amounts have been forgiven as of December 31, 2007, as none of the related manager agreements have expired. However, since the Company projects that the exclusivity criteria and production requirements for some of the agreements will be met, the Company expects that a portion of the principal of these notes will be forgiven, as stipulated, on the expiration date of the agreements. As a result, the Company is amortizing those notes over the two to ten years life of the agreements.

NOTE F - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2007 consist of:

		December 31, 2007		
	Estimated Life in Year	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Representative relationships	20	$14,175	$ 148	$ 14,027
Vendor relationships	7	1,787	53	1,734
Non-compete covenants	5	336	14	322
Technology	1	271	56	215
		$16,569	$ 271	$ 16,298

Estimated amortization expense for each of the five succeeding years is as follows:

Fiscal year:	
2008	$ 1,246
2009	1,031
2010	1,031
2011	1,031
2012	1,017
Thereafter	10,942
	$ 16,298

(in thousands, except for share data)

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,496, which was $2,163 in excess of its required net capital of $333. The Company's net capital ratio was 2 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE H - COMMITMENTS AND CONTINGENCIES

(a) The Company is involved in various claims and legal actions arising in the ordinary course of business. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company will provide for the liability. In the opinion of management, after consultation with counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

During December 2007, an arbitration panel issued an award against the Company and one of its registered representatives in the amount of $1,150. The registered representative is contractually obligated to indemnify the Company for this expense. The Company intends to seek reimbursement of one-half of this expense from the registered representative. In December 2007, the Company and one of its former registered representatives agreed to settle a dispute with former customers for a total payment of $900, one-half of which will be borne by the Company. No amount has been recorded in connection with the indemnification being sought from the registered representative.

(b) In connection with the acquisition of the Company's stock on October 19, 2007, LTS entered into a $30,000 revolving credit agreement with an entity affiliated with the Chairman of the Board and principal shareholder of LTS to finance the cash portion of the purchase price. Borrowings under the credit agreement have a five-year term and bear interest at a rate of 11% per annum, payable quarterly. LTS may be dependent on the Company's cash flows to service the $15,000 note issued to the Company's selling shareholder and the above revolving credit debt.

(c) The acquisition agreement provides that the Company's selling shareholders shall join with LTS in making a Section 338(h)(10) election and LTS shall reimburse the shareholders for any additional tax liability imposed upon them as a result of the election. Any amounts paid by LTS in connection therewith will be accounted for as additional purchase price and reflected by the Company as additional goodwill and a related capital contribution.

NOTE I - INCOME TAXES

In connection with the acquisition, LTS intends to make an election under Section 338(h)(10) of the Internal Revenue Code which will result in substantially the same tax and financial statement basis for the Company's assets and liabilities at the acquisition date.

As a result of the acquisition, the Company will be filing consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company has determined its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

(in thousands, except for share data)

NOTE I - INCOME TAXES (CONTINUED)

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and financial statement basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax amounts are comprised of the following at December 31:

	December 31, 2007
Deferred tax assets (liabilities):	
Net operating loss carryforward	$ 465
Goodwill and other intangibles amortization	(150)
Deferred stock compensation	195
Net deferred tax asset	$ 510

At December 31, 2007, the Company had a net operating loss carryforward of $1,244.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements, however, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk, therefore as securities sold, but not yet purchased.

At December 31, 2007, the amount due from clearing brokers reflected in the accompanying statement of financial condition represents an interest-bearing security deposit due from such clearing brokers, each of which is a large financial institution.

NOTE K - EMPLOYEE INCENTIVE PLANS

As a result of the acquisition, the Company became a participant in the LTS option plan that provides for the granting of stock options to acquire LTS's common stock to certain directors, employees and consultants, of LTS and its subsidiaries at its discretion.

(in thousands, except for share data)

NOTE K - EMPLOYEE INCENTIVE PLANS (CONTINUED)

The option plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through May 27, 2009 and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder"). The exercise price, of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS's common stock provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS's common stock. As of December 31, 2007, LTS had 8,553,050 options available to grant under the plan.

In connection with the acquisition, LTS entered into an employment agreement with the Company's former principal shareholder, pursuant to which he was granted stock options to purchase a total of 3,000,000 shares of LTS's common stock at $1.91 per share, the closing price of LTS's common stock on the acquisition date. The stock options vest over a three-year period (subject to certain exceptions), have a ten-year term and were issued outside the option plan. Additionally, certain employees of the Company were awarded options to purchase 1,150,000 shares of common stock under the option plan. These options vest in four equal annual installments and have an exercise price of $1.91 per share, the fair market value of the common stock on the acquisition date.

Stock option activity related to options granted by LTS to the Company's employees and related information for the post-acquisition period follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at October 19, 2007				
Granted	4,150,000	$ 1.91		
Forfeited or expired				
Exercised				
Outstanding at December 31, 2007	4,150,000	$ 1.91	10	$ 872
Vested or expected to vest	3,997,961	$ 1.91	10	$ 840
Options exercisable, December 31, 2007	0			

LTS's Qualified Employee Stock Purchase Plan ("the Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS's common stock. All full-time employees may use a portion of their salary to acquire shares of LTS's common stock at the end of each option period at a discount of up to 5% below the market price of LTS's common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the post-acquisition period, no shares of LTS's common stock were purchased by employees of the Company under the Plan.

END